PROVIDENCE RESOURCES, INC.

2610-1066 West Hastings Street

Vancouver, British Columbia V6E 3X2

Canada

May 25, 2007

Carmen Moncada-Terry

Division of Corporate Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

      RE: Providence Resources, Inc.

      Amendment No.3 to Registration Statement on Form SB-2

      Filed May 3, 2007

      File No. 333-139832

Dear Ms. Moncada-Terry:

Thank you for your comments dated May 14, 2007, related to the Registration Statement on Form SB-2/A-3 for Providence Resources, Inc. (the “Company”).

On behalf of the Company, we do hereby submit this response letter in connection with the filing of our amended Registration Statement on Form SB-2/A-4 filed electronically on May 25, 2007. Additionally, we enclose herewith one clean copy and one redline copy of our amended filing.

Please direct any additional comments or questions to Nora Coccaro at the Corporation’s address or to the following fax number: (604) 687-6755.

The following are our detailed responses to your comments.

Form SB-2/A-3 filed May 3, 2007

General

1.	With the next amendment, please file a redline version reflecting all changes made in response to our comments.

      Response:

We attach herewith a red line version of our amended filing to reflect all changes made in response to your comments.

2.	If you request acceleration of effectiveness after May 14, please note that you should update the financial information throughout the filing to comply with Item 310(g) of Regulation SB.

      Response:

        We have updated our amended filing to comply with Item 310 (g) of Regulation SB.

Selling Security Holders, page 10

3.

The table includes a column entitled “Number of Warrants Offered for the Selling Security Holder Accounts.” This suggests that warrants are being registered for resale pursuant to this registration statement. Except for this column, we could not find any other indication in the filing of your intent to register warrants for resale. It appears that you intend to register for resale the common stock underlying the warrants. Please reconcile and revise the disclosure as necessary.

      Response:

We have revised the column header entitled “Number of Warrants Offered for the Selling Security Holder Accounts” to “Number of Shares Underlying Warrants Offered for the Selling Holder Accounts” to make clear our intention to register the shares underlying the warrants only.

Undertakings

4.     Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

      Response:

        We have revised our disclosure to include that undertaking required by Item 512(g)(2) of Regulation S-B.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing of a Registration Statement on Form SB-2/A-4, please contact me. I may be reached at (604) 602-1717.

Sincerely,

/s/ Nora Coccaro

Nora Coccaro

Chief Executive Officer

Attachment

Form SB-2/A-4 Redline